Exhibit 99.1
Report for the second quarter ended September 30, 2005

Infosys Technologies Limited Regd. Office : Electronics City Hosur Road, Bangalore 560 100, India Tel : 91 80 2852 0261 Fax . 91 80 2852 0362
Letter to the shareholder
Dear Shareholder,
We are pleased to report that our growth in the second quarter of fiscal 2006 has surpassed expectations. Half-year revenue has reached US$ 1 billion; it took us the whole of fiscal 2004 to achieve the same target. We grew our consolidated Indian GAAP revenues by 31.2% over the corresponding quarter last fiscal, while consolidated net profits from ordinary activities increased by 35.6%. In US GAAP terms, revenues grew by 38.3% over the corresponding quarter last fiscal.
We have revised our guidance to between Rs. 9,361 crore and Rs. 9,383 crore for fiscal 2006 from the original guidance of between Rs. 8,890 crore and Rs. 9,029 crore. In US GAAP terms, the revised guidance is $ 2.14 billion from the original guidance of between $ 2.04 billion and $ 2.07 billion, an estimated growth of 34.4%. Consolidated earnings per American Depositary Share are expected to be between $ 2.04 and $ 2.05.
The depreciation of the rupee during the quarter created a more benign margin environment. Pricing remained stable. Offshore volumes grew at 9.9% and onsite volumes at 11.0%. We now have 11 clients billing (on a last twelve months or LTM basis) at more than $ 40 million, and 6 at over $ 50 million.
This quarter, we recruited 8,026 (gross) employees, the highest ever during any quarter. Our consolidated strength, including subsidiaries, has grown to 46,196. Our continued investments in a world-scale global education center coupled with our spend on education and research has enabled us to scale up rapidly.
We continued our focus on offering a broad array of services to our customers. Clients and analysts expressed their appreciation of Infosys’ commitment to customer satisfaction. Infosys was awarded high scores in client satisfaction for consulting and outsourcing services in a survey conducted by an independent research firm among US clients of 11 major global IT service providers. Infosys also top-scored among offshore IT service providers in a ranking of consulting and information technology service providers to the Consumer Products industry published by another independent research firm.
This quarter we added 34 new clients, growing our roster of active clients to 450. We won our single largest multi-year, multi-million dollar contract from ABN AMRO to develop, support and enhance a wide spectrum of applications. The contract signifies our entry into the arena of large, global, multi-year outsourcing contracts and is an endorsement of our competitive business model. In a continuing partnership with a Swiss market leader in IT outsourcing and business service provisioning services, we are providing a core banking services platform to the private banking sector in Europe. We also entered into a high-volume, multi-year strategic engagement with a large hi-tech company to unify its IT systems across multiple branches and subsidiaries.
Finacle©, our universal banking solution, further consolidated its position among global Tier 1, Tier 2 and large regional banks, particularly in the strategic Europe market. Key wins include a global top 100 bank headquartered in Europe, one of the top 5 banks in Russia, one of Nigeria’s top 3 banks and a leading pre-launch financial services company in Australia.
Natural calamities in various parts of the world sobered our mood toward the end of the quarter. In the spirit of a caring corporation, we responded swiftly by announcing a relief of Rs. 1 crore for flood-affected people in North Karnataka. In addition, we unanimously committed Rs. 2 crore for the victims of the October 8 earthquake — Rs. 1 crore for the people of Jammu and Kashmir, and an equal amount for those in Pakistan. We also donated Rs. 50 lakh to aid the victims of Hurricane Katrina in the US.
As we move into the second half of the current fiscal year, we seek your support to continue our journey toward excellence and profitability. We thank all Infoscions on your behalf.

Bangalore October 11, 2005	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director

Select Financial Data (Consolidated) – as per Indian GAAP
Profit and Loss Account for the Quarter ended

in Rs. crore, except per share data
	Sep 30, 2005	Sep 30, 2004	Year-on-year	Jun 30, 2005	Sequential
			Growth (%)		Growth (%)

Income from software services, products and business process management	2,294	1,749	31.2	2,072	10.7
Software development and business process management expenses	1,212	927	30. 7	1,104	9.8
Gross profit	1,082	822	31.6	967	11.9
Selling, general and administrative expenses
Selling and marketing expenses	149	122	22.1	141	5.7
General and administration expenses	199	139	43.2	162	22.8

	348	261	33.3	303	14.9
Operating profit before interest, depreciation, amortization, minority interest	734	561	30.8	664	10.5
Interest	—	—	—	—	—
Depreciation and amortization	96	61	57.4	80	20.0
Operating profit after interest, depreciation, amortization and before minority interest	638	500	27.6	584	9.3
Other income	44	30	46.7	29	51.7
Provision for investments	1	—	—	—	—
Net profit before tax, minority interest	681	530	28.5	612	11.3
Provision for taxation on the above*	69	83	(16.9)	80	(13.8)
Net profit after tax and before minority interest	612	447	36.9	532	15.0
Minority interest	6	—	—	—	—
Net profit after tax and minority interest	606	447	35.6	532	13.9
Earnings per share (Equity shares, par value Rs. 5/- each)
Basic	22.26	16.71	33.2	19.63	13.4
Diluted	21.63	16.34	32.4	19.08	13.4

*	During the quarter ended Sep 30, 2005, the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the quarter is net of the write-back.
Balance Sheet as of

in Rs. Crore
	Sep 30, 2005	Mar 31, 2005

Shareholders’ funds	6,459	5,225
Minority interest	52	—
Preference shares issued by subsidiary	—	94

	6,511	5,319

Fixed assets and capital work-in-progress	1,953	1,574
Investments	2,329	1,211
Debtors	1,334	1,322
Cash	1,396	1,576
Deferred tax assets	52	45
Other current assets net of current liabilities and provisions	(553)	(409)

	6,511	5,319

Select Financial Data (Consolidated) — as per US GAAP
Income Statement for three months ended

$ in millions, except per share data
			Year-on-year		Sequential
	Sep 30, 2005	Sep 30, 2004	Growth (%)	Jun 30,2005	Growth (%)

Revenues	$524	$379	38.3	$476	10.1
Cost of revenues	$297	$214	38.8	$274	8.4
Gross profit	$227	$165	37.6	$202	12.4
Operating expenses
Selling and marketing expenses	$35	$26	34.6	$32	9.4
General and administrative expenses	$46	$30	53.3	$37	24.3
Total operating expenses	$81	$56	44.6	$69	17.4
Operating income	$146	$109	33.9	$133	9.8
Other income, net	$9	$6	50.0	$7	28.6
Income before income taxes and minority interest	$155	$115	34.8	$140	10.7
Provision for income taxes*	$16	$18	(11.1)	$18	(11.1)
Income before minority interest	$139	$97	43.3	$122	13.9
Minority interest	$1	$—	—	$—	—
Net income	$138	$97	42.3	$122	13.1
Earnings per equity share
Basic	$0.51	$0.36	41.7	$0.45	13.3
Diluted	$0.49	$0.35	40.0	$0.43	14.0

*	During the quarter ended Sep 30, 2005, the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of $ 5 million. The Tax provision for the quarter is net of the write-back.
Balance Sheet as at

$ in millions
	Sep 30, 2005	Mar 31, 2005

Cash and cash equivalents	$334	$410
Investments in liquid mutual fund units	$531	$278
Trade accounts receivable, net of allowances	$304	$303
Property plant and equipment	$435	$352
Total assets	$1,734	$1,454
Preferred stock of subsidiary	$—	$21
Minority interests	$12	$—
Total stockholders’ equity	$1,528	$1,253

Additional Information to shareholders
Ratio Analysis — Indian GAAP Consolidated

	Quarter ended
	Sep 30, 2005	Sep 30, 2004	Jun 30, 2005

Software development expenses / total revenue (%)	52.83	53.00	53.31
Gross profit / total revenue (%)	47.17	47.00	46.69
SG&A expenses / total revenue (%)	15.17	14.92	14.64
Operating profit / total revenue (%)	31.00	32.08	32.04
Tax / PBT(%)	10.13	15.66	13.09
Days Sales Outstanding (DSO)	59	58	59
Cash and cash equivalents / total assets (%)*	58.26	61.15	54.88
ROCE(CPBIT / average capital employed) (%) (LTM)	46.99	47.40	47.77
Return on average invested capital (%)* (LTM)	98.42	106.38	87.16

*	Investments in liquid mutual fund units have been considered as cash and cash equivalents for the above ratio analysis LTM - Last Twelve Months

Additional Information
The following information for the quarter ended September 30, 2005 is available in the Investors’ section of our website (www.infosys.com)
•	Indian GAAP — Standalone:
1.	Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and half year ended September 30, 2005, and the related Auditors’ Report

2.	At a glance and

3.	Ratio Analysis
•	Indian GAAP — Consolidated :

Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and half year ended September 30, 2005 and the related Auditors’ Report
•	US GAAP:
1.	Quarterly Report on Form 6-K for the quarter ended September 30,2005 filed with the United States Securities and Exchange Commission, including the US GAAP Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Risk Factors and

2.	At a glance
•	Shareholder Information

•	Addresses of offices and subsidiaries
This Report is furnished to investors for informational purposes only. Investors should continue to rely on the official filed versions of financial statements and related information and not rely on this Report while making investment decisions. Investors in our securities registered and traded in the United States of America should rely on official filings with the United States Securities and Exchange Commission.
Safe Harbor
Certain statements in this Report are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to our expectations regarding revenues for fiscal 2006 and our expectations regarding consolidated earnings per American Depositary Share. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 26, 2005, our report on Form 6-K for the quarterly period ended June 30, 2005 filed on July 28, 2005 and our report on Form 6-K for the quarterly period ended September 30, 2005 filed on October 21, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.